Mail Stop 6010

August 24, 2006

Mr. Robert H. Brust
Chief Financial Officer
Eastman Kodak Company
343 State Street
Rochester, New York 14650

     RE: Eastman Kodak Company
             Form 10-K for the fiscal year ended December 31, 2004
             File No. 001-00087

Dear Mr. Brust,

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Martin F. James
                Senior Assistant Chief Accountant